

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Nathan Mahlingam
Chief Executive Officer
Mission NewEnergy Limited
Tempo Offices, Unit B9
Subiaco, Western Australia 6008
Australia

Re: Mission NewEnergy Limited
Registration Statement on Form F-1
Filed November 8, 2010
File No. 333-170471

Dear Mr. Mahlingam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on November 25, 2010, you posted on your website, www.missionnewenergy.com, the text of an address that your Managing Director made at your 2010 Annual General Meeting. A similar note from your Managing Director is contained in your 2010 Annual Report, which is also available on your website. This address includes, among other things, a detailed description of your business and the industry, including information that is not contained in your registration statement, your planned areas of focus in 2011, and references to your current registered offering including the theoretical listing price of your shares. As you know, there are restrictions imposed on a company's ability to disseminate information while its securities are "in registration." Please provide us with a detailed legal analysis of the Securities Act implications of the release of this type of information on your website. For additional guidance, please see SEC Release No. 33-8591 and SEC Release No. 33-5180 and Rules 134 and 168 under the Securities Act.

2. We note that you intend to complete a 50-1 share consolidation of your ordinary shares, and that the "share consolidation will be effected prior to the date of this prospectus." Please advise us as to whether you intend to complete the share consolidation prior to effectiveness, and whether you will also adjust your disclosure throughout the filing to reflect such consolidation.

3. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

5. Please provide us with copies of any other artwork or other graphics you intend to use in your prospectus. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

6. Please define terms where they first appear in the prospectus. For example, we note that on page 10 you first use the full name "Jatropha Curcas" in a risk factor subheading, and that on page 35 you first define "seed cake."

7. Please review the disclosure throughout the filing to ensure that you identify the source(s) for the industry and scientific information you provide, including the references to various statistics throughout the document. In this regard, we note that you have provided numerous factual statements, statistics, charts and graphs, but you do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable. Finally, please tell us whether the sources are available to the public for no or nominal fee. If the reports are not publicly available or if you commissioned the report or any part thereof, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.

Table of Contents

8. Please remove the sentence in the first paragraph under the table of contents that advises investors to assume that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Prospectus Cover Page

9. Please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities on an existing home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. Also, please continue to disclose the current home market price in U.S. dollars, based on the most current exchange rate. See Item 501(b)(3) of Regulation S-K.

10. Please delete the reference to Joint Book-Running Managers. We will not object to the use of the term on the outside back cover.

Prospectus Summary, page 1

11. Please prominently disclose on the first page of your summary that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, have a history of net losses and have limited active business operations.

12. We note that your summary uses a number of terms that are unclear to the reader without referring to other sections of your prospectus. For example, in the first paragraph of your Overview, you use a number of terms and industry jargon that are not defined or described for the reader, including, but not limited to, "Jatropha," "gallon pa," "captive second generation non-food feedstock," "commercial scale crush," "Jatropha contract farming," "agronomy," and "large scale fuel blenders." In addition, without further context, your references to a "large scale off-take agreement" and the "crude oil price above US$52.12 per barrel" are also unclear. Please note that Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary should be a brief, non-repetitive, non-generic discussion of the most material aspects of your company and the offering and that it must comport with the Plain English requirements of Regulation C. Please revise your summary to present the description of your business and key aspects of the offering accordingly.

13. Please provide supplemental support for your assertion that you are "one of, if not the only biodiesel business with captive second generation non-food feedstock, commercial scale refining capacity and a large scale off-take agreement." Please also confirm that the

source(s) is widely available to the public.

14. Please disclose where your refinery operations, plantation acreage and wind farm operations are located.

15. Please ensure that the information you provide in your summary is balanced. For example, you include your strengths and strategies, but the only challenges you discuss are challenges to the industry generally, as opposed to you specifically. Please revise this section to discuss the challenges that you face. For example, please include the fact the use of both palm oil and Jatropha as biodiesel feedstock are subject to U.S. government approval. Please also clearly disclose that you have not begun producing commercial quantities of Jatropha-based biodiesel as of the date of this prospectus. Please further disclose the date that you expect that you will be able to do so.

16. We note your reference on page 2 to "cumulative productive acreage." Please revise your disclosure to clarify that this refers to acreage that you intend to acquire, but do not own as of the date of this prospectus.

17. We note your statement on page 3 that you "expect to be able to capture some or all of the historic premium" because you are a low cost producer of biodiesel. Please revise your disclosure to clarify why being a low cost producer of biodiesel enables you to capture the "historic premium." Please make a similar revision on page 56 of your Business section.

18. Please revise your disclosure to clarify what you mean by "mandated volumes" in your discussion of Industry Challenges on page 3.

19. Please revise your disclosure to clarify how the challenges relating to "Research & Development risk for second generation and advance biofuel development" relate to your business.

Summary of Consolidated Financial and Operating Data, page 7

20. In footnote 1 you disclose the amounts presented under the column labeled "U.S. $" were translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars. Please revise your filing to translate assets and liabilities using the exchange rate at the balance sheet date and your income statement using the weighted average annual exchange rate. In the alternative, please remove the U.S. dollar column. Refer to paragraphs 39 and 40 of IAS 21 (ASC 830-30-45-3) for guidance. This comment is also applicable to your capitalization table on page 28, MD&A discussion and selected consolidated financial and operating data on page 32.

Risk Factors, page 9

General

21. Please revise your risk factor subheadings to ensure they reflect the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business or do not reflect the actual risk(s) you discuss in the risk factor. We note the following examples:

- We expect to incur losses in the immediate future (page 9);

- Our substantial level of indebtedness could adversely affect our financial condition (page 10);

- Palm oil and Jatropha Curcas, or Jatropha, may not satisfy Renewable Fuels Standard 2 (page 10);

- The U.S. Government may not extend the application of the Biodiesel Blending Tax Credit (page 11);

- Palm based biodiesel produced in our refineries may not satisfy the Renewable Energy Directive (page 11);

- We may be subject to margin calls on hedged positions if we enter into hedging positions (page 13);

- We may have difficulty obtaining or maintaining all the required licenses and permits related to our business (page 14); and

- We may not be able to effectively manage our planned expansion (page 16).

Please note these are examples only. Please review and revise all of your subheadings as necessary.

22. In general, risk factors that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. For example, we note that the following risk factors appear to contain generic disclosures:

- Natural or man-made disasters or technological upgrades may result in interruption or suspension of our operations (page 15);

- We may be adversely affected by general economic conditions (page 15); and

- If equity research analysts do not publish research or reports about our business . . .(page 20);

Please note these are examples only. Please review your risk factors and either eliminate the generic risks, or revise them to state specific material risks that apply to you or to the purchasers in this offering.

23. Many of your risk factors appear to address multiple, distinct risks. Please note that each risk factor should discuss a separate, material risk. For example, we note that the following risk factors appear to address two or more separate risks:

- Our strategy to meet our feedstock requirements internally . . . (page 12);

- We may not be able to adequately protect our intellectual property . . . (page 14);

- Changes in government policy could adversely affect our business . . . (page 15);

- We may be unable to obtain adequate financing . . . (page 16);

- We face significant competition from existing and new competitors . . . (page 18); and

- An active trading market in the United States for our ordinary shares . . . (page 19).

Please revise these risk factors to present each distinct risk in a separate risk factor and ensure that the subheading for each risk factor reflects the actual risk that you discuss in the text.

24. We note your disclosure on page 69 that enhanced byproduct realization will require you to enter into a new market where you have not historically operated. Please add a risk factor disclosing the material risks to you considering that you estimate that you can achieve US$43.78 per barrel from Jatropha seed cake and other by-products.

25. We note your disclosure on page 73 that you have one customer who accounted for 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010. Please include a risk factor disclosing your dependence on such customer, including your anticipated future dependence on this customer and the fact that you generally do not engage in converting palm oil to biodiesel unless you have a committed selling price from this customer. Please provide examples of how the commitments of such customer have historically affected your biodiesel production.

The U.S. Government may not extend the application of the . . ., page 11

26. Please revise your subheading to reflect the fact that the Biodiesel Blending Tax Credit does not merely have to be extended, but that it has already expired and must be reintroduced and re-enacted by the U.S. Government. Please further revise your disclosure to describe specifically how the failure of the U.S. Government to reintroduce this tax credit could have a significant effect on your business, financial performance and financial condition. We note in particular your statement on page 52 that there is no assurance that as a foreign producer you or your customers will qualify for the tax credit.

Palm based biodiesel produced in our refineries may not satisfy the Renewable Energy Directive, page 11

27. Please revise your disclosure to specify whether Cargill has been certified as compliant with the Renewable Energy Directive. If not, please describe any material risk that arises from such non-compliance.

An increase in cost or an interruption in the supply of our feedstock may inhibit production…, page 12

28. Please provide examples to illustrate the risk discussed under this subheading. For example, discuss any negative impacts to your results of operations caused by increasing costs or interruptions in supply of palm oil.

We have one customer who is likely to account for a substantial majority . . . , page 13

29. Please revise the subheading of this risk factor to accurately reflect the risks that you face, aside from exposure to "credit risk."

30. Please revise your risk factor, or include a new risk factor(s), as appropriate, to explain the material risks relating to your agreement with Valero given that (1) you cannot start selling biodiesel to Valero until palm oil and Jatropha oil as biodiesel feedstock are approved pursuant to RFS2; and (2) you do not expect to begin to produce commercial quantities of Jatropha-based biodiesel until a future date. Please also specify whether Valero is obligated to make any payments prior to the time that you produce commercial quantities of Jatropha-based biodiesel.

If we are unable to enter into sufficient offtake agreements . . ., page 13

31. Please revise your disclosure to state whether the offtake agreement with Valero specifically prevents you from entering into other agreements with competitors to Valero.

Our ability to supply biodiesel under the offtake agreement . . ., page 13

32. We note your disclosure that you have contracted with Valero for 58% of your expected combined refining capacity, that Valero is "expected" to represent 58% of your planned refining capacity, and also that Velero will purchase your entire production of Jatropha based biodiesel up to a "contracted amount." Please reconcile your disclosure and clarify how much of your production of Jatropha-based biodiesel Valero has agreed to purchase.

33. Please revise your disclosure to explain the following:

   - How your ability to supply palm-based biodiesel is subject to favorable pricing for ULSD;

   - Examples of how fluctuations in price and availability have affected your ability to supply palm-based biodiesel in the past; and

   - What potential legislation may limit production of palm-based biodiesel.

Our future performance depends on the continued service . . ., page 13

34. Please revise your disclosure to provide examples of your dependence on key management and technical staff.

We may not be able to adequately protect our intellectual property . . ., page 14

35. Please revise your disclosure to clarify the type of "proprietary systems" that Crown Iron Works, Inc. has contracted to you, and your dependence on such proprietary systems.

We may have difficulty obtaining or maintaining all the required licenses . . ., page 14

36. To the extent material, please disclose any material licenses or permits that you are in the process of applying for, and the status of the approval process for such licenses or permits. Please also provide examples to illustrate the risk presented in this risk factor.

We are subject to environmental regulations, the compliance with which imposes . . ., page 14

37. Please provide examples to illustrate the risk discussed under this subheading. For example, discuss existing or proposed environmental laws or regulations that could have a negative impact on your results of operations and financial condition.

Changes in government policy could adversely affect our business . . ., page 15

38. Please revise your disclosure to clarify how you are affected, if at all, by India's limitation on the export of biofuels and whether your "export approval" provides for your unlimited export of Jatropha from India.

Our financial performance may be adversely affected by fluctuations in exchange rates, page 15

    39. Please provide examples of how this risk has impacted your company in the past.

We may be unable to obtain adequate financing . . ., page 16

    40. Please revise your disclosure to describe in more detail your plans to obtain shareholder approval of your issuance of shares in this offering, including when you plan to obtain such approval and likelihood of obtaining such approval.

    41. We note your statement that your wind farm assets are mortgaged or otherwise secured in relation to loan financings. Please revise your disclosure to clarify that you intend to discontinue your wind farm operations and specify any corresponding impact on your loan financings.

Risks Related to Our Industry…, page 17

    42. Please revise the first two risk factors in this subsection to describe in greater detail the risks facing your company, including a more detailed explanation of the facts underlying the risks.

We face significant competition from existing and new competitors . . . , page 18

    43. Please provide examples to illustrate the risk discussed under this subheading. For example, discuss any expectations that existing competitors may increase operations or new competitors may enter the market, including specifically how this would impact you.

Price Range of Ordinary Shares, page 26

    44. Please provide the annual high and low market prices for each of your financial years since your listing on the ASX in May 2006. See Item 9.A.4.(a) of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

    45. We note that you state that your primary business is "the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel." Please revise your disclosure to clearly explain at the beginning of your Overview that you have not yet begun to produce commercial quantities of Jatropha-based biodiesel. As currently drafted, it suggests that you are already producing commercial quantities of such biodiesel.

46. We note your discussion of pricing spreads between palm oil and crude oil in the forward market and in the spot market. Please revise your disclosure to explain both the forward market and spot market in terms that investors will understand.

Seasonality, page 36

47. Please include the full discussion of seasonality in your business section. However, you may include a discussion of seasonality to explain fluctuations in your revenues within your Results of Operations discussion.

Critical Accounting Policies, page 37

48. Please amend your filing to include your revenue recognition policy for all revenue sources.

Comparison of Results of Operations, page 39

49. We note your disclosure on page 73 that you have one customer who accounted for 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010. As part of your analysis of your results of operations, please discuss your dependence on such customer, including how the commitments of this customer affected the operation of your refinery and the capacity at which you operated, and therefore resulted in fluctuations in revenue.

Fiscal 2010 compared with fiscal 2009, page 39

50. We note your disclosure that your refinery operated for only three months in fiscal year 2010, but that you also state that you "operated at lower than full capacity *in both years* due to lower than expected demand as a result of the high cost of palm oil relative to the price of oil." Please revise your disclosure to contrast the duration of operation of your refinery in both fiscal year 2010 and fiscal year 2009 and the capacity at which the refinery operated during these periods, including an analysis of the reasons underlying the variance in duration and capacity. Further, please provide a more comprehensive discussion of the change in margin spread between the two years, including the reasons why the input costs to produce biodiesel increased in fiscal year 2010.

Fiscal 2009 compared with fiscal 2008, page 40

51. We note your disclosure that your refinery operated at lower than full capacity in fiscal year 2009 due to "the high cost of materials relative to the price of oil." Please provide a more comprehensive discussion of, and quantify where possible, the increase in the cost of materials relative to the price of oil. In particular, we note your disclosure that the input costs to produce biodiesel in fiscal year 2010 were also significant as compared to the sales price of biodiesel, but that revenue from refining decreased significantly during fiscal year 2010 as compared to fiscal year 2009. Please provide context as to how the

cost of materials, or the input costs, affected the fluctuations in revenue during these periods.

52. Please clarify the statement that the reduction in cost of growing your biological assets decreased from fiscal year 2008 to fiscal year 2009 "attributed to lower production volumes in 2010." In particular, it is unclear how this affected production volumes in 2010.

Liquidity and Capital Resources, page 42

53. We note that there is substantial doubt about your ability to continue as a going concern. Please provide a discussion of how you intend to finance your operations for the next 12 months. In particular, we note your disclosure in Note 5 to your financial statements that your ability to continue as a going concern is dependent upon your ability to collect amounts owed to you under your receivables, defer the capital commitment relating to the second biodiesel plant, or raise further debt or equity.

54. Please disclose whether there are any financial and operating covenants that you must comply with as part of your issuance of convertible notes in May 2007, or in connection with any of the private placements that occurred in fiscal year 2009 and fiscal year 2010. Please consider the impact of these, or any other, covenants on your ability to undertake additional debt or equity financing. If the covenants are reasonably likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question, including your current position in relation to any required ratios or levels pursuant to such covenants, and the consequences of the limitation to your financial condition and operating performance. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

55. We note your disclosure that you owe KNM approximately US$9.4 million when it transfers the second biodiesel refinery to you, and that you owe A$1.4 million when the installation of the "new process" relating to your refinery operations is complete. Please disclose when you expect that such transfer and installation will be complete and you will be required to pay the amounts specified, including how you plan to fund such amounts.

Tabular disclosure of contractual obligations, page 46

56. Please revise your table of contractual obligations to include at least the periods specified in Item 5.F. of Form 20-F.

Our Industry, page 47

57. Please revise your disclosure to clarify what you mean by the statement "[b]iodiesel is widespread in use." Please provide support for this statement, as appropriate.

58. We note your use of terms that are industry specific jargon throughout your prospectus. For example, you use the terms "base catalyzed transesterification," "BPAC-AGQM technical standard biodiesel," and "solvent extraction technique." Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

59. We note your statement that "there will be a shortfall in biofuels supply through and beyond 2022." Please disclose the amount of the projected shortfall, as projected in the 2010 Annual Energy Outlook prepared by the U.S. Energy Information Administration.

60. It is difficult to determine which line in the graph entitled "Plant Oil Prices from January 1983 to March 2008" corresponds to which type of plant oil. We note similar problems with the graphs on page 65 regarding soybean yield and palm oil yield. Please revise as appropriate.

61. We note your disclosure on page 51 that "[d]etailed analyses are currently being progressed to demonstrate that palm and Jatropha will meet [the RFS2] requirements." Please revise your disclosure to clearly state that palm and Jatropha are not currently approved for use in biodiesel under RFS2.

Business, page 53

General

62. Please include a description of the principal markets in which you compete, including a breakdown of total revenues by geographic market for each of the last three financial years. See Item 4.B.2. of Form 20-F.

Overview, page 53

63. Please revise your disclosure to clarify the statement on page 53 that you have already crushed and exported your first "commercial quantities" of Jatropha biodiesel. In particular, we note your disclosure elsewhere in your prospectus, such as on page 35, that you are not yet producing "significant commercial quantities" of Jatropha-based biodiesel. Please clarify here and elsewhere what you mean by "significant commercial quantities" versus "commercial quantities."

64. Please explain what you mean on page 53 when you state that the biodiesel you produce is "widely used in the industry" and that you have built and generated "positive contributions" from your large scale refineries.

65. We note your discussion on page 53 of your "first long-term supply agreement" and that you "hope that deliveries under this agreement will begin during 2011." Please revise

your discussion to explain the uncertainty in the delivery of Jatropha-based biodiesel, including the pending approval pursuant to RFS2.

66. Please provide supplemental support for your assertions that you are "the world's largest Jatropha feedstock cultivation business in terms of acreage under contract" and that you are "one of the lowest cost producers of biodiesel based on [y]our operations in a low cost jurisdiction, low capital costs, low conversion costs and local access to the lowest cost commercially available feedstock." Please also confirm that the sources are widely available to the public.

67. Please revise your disclosure to explain the significance of the certifications received by your refineries and that your first biodiesel refinery is the "only non-German biodiesel production facility certified to produce BPAC-AGQM technical standard biodiesel."

68. Please revise your statement that you believe you are "one of, if not the only biodiesel business with . . . large scale offtake agreements" to specify that you have only one large scale offtake agreement. Further, please provide support for this statement as requested in comment 10.

Feedstock Cultivation, page 58

69. We note your description of Jatropha on page 58. This is the first time that such a description appears in the prospectus. Please include a similar, abbreviated description in both your Summary and at the beginning of your Business section so that an investor may understand Jatropha when reviewing the remainder of your prospectus.

70. We note the graph that shows the relative price and availability of oil seed crops on page 59. Please include a scale for the "availability" axis of the graph so that an investor can understand the relative differences in the availability of the specific oil seed crops.

Crude Jatropha oil estimate, page 64

71. We note your statement that you calculate that your current productive acreage would produce approximately 6,175.51 million gallons over an estimated productive life of 30 years. However, the chart on page 65 does not show how you reached this estimate. Please revise your disclosure accordingly. In addition, you state that the calculation assumes an oil-to-seed ratio of 1:2. Please clarify whether this is actually the oil-to-seed cake ratio, or, if not, please specify what you mean by the oil-to-seed ratio.

By-product value realization, page 67

72. Please clarify what you mean when you state on page 68 that you "can currently sell Jatropha seed cake as a bulk wholesale ingredient to numerous bio-fertilizer manufacturers in India." In particular, please clarify the term "numerous" and specify

whether you currently sell any Jatropha seed cake to such manufacturers, and if so, the number of manufacturers to whom you sell such seed cake.

73. Please revise your disclosure on page 68 to explain the significance of a bio-fertilizer price that is less than INR 62 per Kg.

74. Please clarify what the abbreviation "bbl" stands for in the chart showing the seed cake margin realization on page 68. Further, please revise your disclosure to explain how you determined the estimated seed cake margin as listed in the first column of the chart.

Refinery overview, page 70

75. We note your disclosure that you are currently installing additional equipment to enable you to meet the U.S. standard ASTM6751-08. Please revise your disclosure to specify whether there is a risk that you might not meet this standard, and discuss any potential material adverse effects to your business from failing to meet such standard.

76. Please revise your disclosure to explain the significance of the fact that the technology used in Plant II does not require the use of sodium methoxide as a catalyst.

77. Please revise your disclosure to explain the significance of the production of the by-product of glycerine. In particular, please disclose the likelihood that you will be able to sell this by-product and the amount of your revenue that you estimate that the sale of such by-product would account for. Further, please clarify how the difference in the purity of the glycerine that you are able to produce in Plant II versus Plant I affects your ability to sell the by-product.

Refining Factor Inputs, page 72

78. We note your disclosure that you do not convert palm oil to biodiesel unless you have an identified customer and a committed selling price. However, we further note that your largest customer, a European oil trading company, contributed over 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010. Please disclose the identity of this customer and how the commitments of such customer have affected your production of biodiesel in the past. In addition, please remove references throughout your prospectus that suggest that you have multiple customers, such as the statement on page 73 that you "historically have sold biodiesel to oil traders."

Suppliers, page 73

79. To the extent material, please disclose the percentage of crude palm oil supplied by Cargill.

Plant Utilization & Operating History, page 73

80. We note your statement that your sales have historically been "concentrated among a small number of customers in the European region." Please clarify this disclosure given the fact that one customer accounted for over 99% of your sales in the past two fiscal years.

Strategic long term offtake agreement, page 74

81. Please disclose the date, terms and conditions, and amount of consideration involved in the Valero offtake agreement. In particular, we note that in December 2009, certain warrants were issued to Valero Marketing and Supply Company. Please clarify whether the issuance of such warrants was in connection with the offtake agreement. Please also specify when Valero's obligation to purchase up to 200,000 tonnes of biodiesel begins. See Item 10.C. of Form 20-F.

82. We note your disclosure that you expect that Valero will represent approximately 58% of your revenue from refined products. Please clarify how you calculated this percentage and whether it assumes that you are operating at 100% of your production capacity.

Corporate History and Development, page 74

83. Please disclose the legal form of the company. See Item 4.A. of Form 20-F.

84. Please include a description, including the amount invested, of your principal capital expenditures and divestitures since the beginning of your last three financial years to the date of the prospectus. See Item 4.A.5. of Form 20-F.

85. Please revise your disclosure to explain the scope of your "expected U.S. operations" as referred to on page 76.

Employees, page 77

86. Please disclose the number of employees for each of the past three financial years. Please also disclose whether you employ a significant number of temporary employees in light of the planting and harvesting seasons. See Item 6.D. of Form 20-F.

Property, page 78

87. Please disclose the extent of utilization of your production facilities and the products produced at the facilities. Please also disclose the size of your leased land in India and Malaysia that is nursery land or used for production, research and development, or living quarters. See Item 4.D. of Form 20-F.

Management, page 79

Compensation, page 81

88. We note your disclosure relating to the commitment tranche rights and performance
    tranche rights, including the vesting date. It is unclear how the number of rights specified
    in the table and the vesting dates compare, if at all, to the performance rights granted to
    Mssrs. Mahalingam and Burnett. Please revise your disclosure to clarify whether the
    rights in these tables were granted to Mssrs. Mahalingam and Burnett or to other directors
    or executive officers. Please also revise the heading in the commitment tranche rights
    table to read "Number of *Commitment* Rights."

Share Ownership, page 86

89. Please revise your disclosure to state that the tables set forth information regarding
    ownership of options and performance rights, as opposed to the Company's ordinary
    shares, as such information is disclosed as of September 14, 2010 on page 87.

90. Please provide the expiration date for the options disclosed on page 86. See Item 6.B. of
    Form 20-F.

Principal Shareholders, page 87

91. Please clearly disclose whether Nathan Mahalingam is considered the beneficial owner of
    any of the securities held by Mission Equities Sdn Bhd. To the extent he is a beneficial
    owner of such shares, please include them in the disclosure of the total number of shares
    he beneficially owns. Further, please clarify whether you have included any of such
    shares as part of the 35,630,338 shares owned by the directors and executive officers as a
    group.

92. Please specify whether the table of principal shareholders includes the ordinary shares
    that may be issued upon conversion of the convertible notes issued in May 2007. If not,
    please revise your disclosure to include the convertible notes, including any additional
    holders who may be deemed to own five percent or more of your ordinary shares based
    on the ownership of such convertible notes.

93. Please state the number and percentage of shares held by U.S. holders of record. See
    Item 4 of Form F-1 and Item 7.A.2 of Form 20-F. Also provide the disclosure required
    by Items 7.A.3 and 4 of Form 20-F.

Related Party Transactions, page 89

94. Please include disclosure relating to the November 17, 2009 issuance of shares to Ir Lee Swee Eng, as well as any other issuance of shares to a person or entity specified in Item 6.B. of Form 20-F. Please also disclose that Mr. Eng is entitled to appoint one director to your board, and that he is the founder and Managing Director of KNM Group Bhd, the parent company of the EPCC contractor for your second refinery. Please provide all required information relating to such transactions as required by Item 6.B. of Form 20-F.

Description of Share Capital, page 90

95. Please revise your disclosure to provide the price and terms of all share issuances for the last three years. See Item 10.A.6 of Form 20-F.

Ownership Threshold, page 93

96. We note your disclosure regarding the ownership threshold above which shareholder ownership must be disclosed to the Australian Securities Exchange. Please revise the disclosure to clarify that upon becoming a U.S. public company, there will be additional ownership disclosure requirements, such as those required by the federal securities laws.

Shares Eligible for Future Sale, page 97

97. Please disclose which of your officers will be excluded from the lock-up agreements, as referenced on page 97.

Taxation, page 99

98. Please delete the word "certain" from the phrase "certain material U.S. federal income tax considerations" because the word may imply that you have not disclosed all material U.S. federal income tax consequences.

Past Relationships, page 110

99. We note your disclosure that certain of the underwriters and their affiliates have provided investment banking and other services in the past to you and your affiliates. In particular, we note your disclosure regarding Chardan Capital Markets. Please revise your disclosure to specify the terms of the relationship with Chardan Capital Markets and discuss the nature and terms of any other material relationship with any of the underwriters or their affiliates. See Item 9.B.10 of Form 20-F.

Enforceability of Civil Liabilities, page 112

100.   Disclose the existence of any treaties between Australia and the United States that would affect the recognition and enforcement of foreign judgments in Australia.

Revenue and Other Income, page F-14

101.   You state that you do not recognize revenue, in part, unless reasonable certainty exists that such revenues will be realized. However, on page 40 you disclose that you took an impairment charge related to your trade receivables of A$9.2 million and A$8.3 in fiscal 2010 and 2009, respectively, because your Board was unable to provide sufficient audit evidence at June 30, 2010 to substantiate the recoverability of these receivables. Please provide us an analysis under IAS that supports your original accounting to recognize the sales as revenue.

Note 17. Investments in Subsidiaries, page F-27

102.   We note on page 75 and in Exhibit 21.1 that you list Scarborough Beach Holdings and PJ Trading LLC as being 100% owned entities. Please tell us why you have not included these entities in your footnote disclosure and confirm whether you consolidated these entities in your results for the three years ended June 30, 2010.

Recent Sales of Unregistered Securities, page II-1

103.   Please identify the exemption for each of the issuances listed on page II-3, including the supporting facts relied upon for the exemption. See Item 701(d) of Regulation S-K.

Undertakings, page II-2

104.   Please include the undertakings in Item 512(h) and (f) of Regulation S-K.

Exhibits

105.   Please file all required exhibits, such as the underwriting agreement and the legal opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.

106.   Please file on EGDAR the executed copy of exhibit 10.4, including all appendices to the contract. In this regard, we note that the signatures are missing from page 5 of the contract.

107.   Please file the offtake agreement with Valero Energy Corporation, or otherwise confirm that Exhibit 10.5, the Product Supply Agreement with Valero Marketing and Supply Company, is the offtake agreement.

108.	Please file any written agreements with the customer who accounted for 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010, or explain why you are not required to do so.

109.	Please file your contracts with Crown Iron Works, Inc. and Axens, or explain why you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at 202-551-3772, or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Andrew Riley, Esq. (*via facsimile at* 61-2-9225-1595)
Baker & McKenzie, P.C.

Yvan-Claude Pierre, Esq. (*via facsimile at* 212-335-4501)
Daniel I Goldberg, Esq.
DLA Piper LLP